
07000634


SEC MAIL
RECEIVED
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FEB 2 1 2007
WASH, D.C.
186
SECTION

.MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisk Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 South Franklin Street
(No. and Street)

Bastrop (City) Louisiana (State) 71220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Charles Sisk 318-281-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stagni & Company LLC
(Name – *if individual, state last, first, middle name*)

139 B James Comeaux Road #812 (Address) Lafayette (City) LA (State) 70508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Charles Sisk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisk Investment Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. Charles Sisk
Signature

President
Title

Kelly C Lindeman
Notary Public
Kelly C. Lindeman #69237

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH. D.C.
186
SECTION

SISK INVESTMENT SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

SISK INVESTMENT SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

FINANCIAL STATEMENTS



STAGNI & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

We have audited the accompanying balance sheets of Sisk Investment Services, Inc., as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting estimates used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sisk Investment Services, Inc., as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stagni & Company, LLC

Lafayette, Louisiana
February 13, 2007

207 Lafaye Avenue • Thibodaux, LA 70301 (985) 447-7226
139 B James Comeaux Rd. #812 • Lafayette, LA 70508 (337) 408-0031
Firmwide Fax (985) 446-3032
EMAIL: stagni@stagni.com
Members: AICPA • LCPA

SISK INVESTMENT SERVICES, INC.
BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents (Note 1)	$ 1,211	$ -
Restricted cash	26,763	25,548
Property and equipment, net of depreciation	1,276	1,562
	$ 29,250	$ 27,110
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Bank overdraft	$ 4,279	$ 2,101
Accrued expenses	1,096	1,249
	$ 5,375	$ 3,350
Stockholders' equity (Note 5):		
Common stock - no par value, 1,000 shares authorized, issued and outstanding	$ 40,000	$ 40,000
Paid in capital	22,152	22,152
Retained earnings (deficit)	(38,277)	(38,392)
	$ 23,875	$ 23,760
	$ 29,250	$ 27,110

See Notes to Financial Statements.

SISK INVESTMENT SERVICES, INC.
STATEMENTS OF INCOME

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 310,378	$ 286,227
Operating expenses:		
Advertising	$ 100	$ 525
Accounting & legal	7,867	10,903
Automobile	-	6,643
Bank charges	4,734	690
Clearing charges	71,436	63,410
Computer expense	1,277	740
Depreciation	286	286
Donations	3,100	8,800
Dues and subscriptions	492	665
Insurance	26,178	21,840
Licenses and fees	574	894
Maintenance and repairs	3,340	7,929
Meals and entertainment	1,970	2,342
Medical reimbursement	439	(1)
Office expense	1,526	3,258
Payroll taxes	980	1,106
Regulatory fees	907	1,165
Rent	2,332	4,524
Salaries	12,000	13,205
Sundry charges	913	1,034
Taxes	3,528	2,144
Telephone	4,785	5,516
Travel	10,535	9,050
Utilities	6,337	7,292
	$ 165,636	$ 173,960
Operating income	$ 144,742	$ 112,267
Nonoperating income (expense):		
Interest and miscellaneous	3,953	2,422
Net income	$ 148,695	$ 114,689

See Notes to Financial Statements.

SISK INVESTMENT SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2006 and 2005

	Common Stock		Paid In	Retained Earnings	
	Shares	Value	Capital	(Deficit)	Totals
Balance - January 1, 2005	1,000	$ 40,000	$ 22,152	$ (23,390)	$ 38,762
Net income for the year ended December 31, 2005	-	-	-	114,689	114,689
Shareholder distributions	-	-	-	129,691	129,691
Balance – December 31, 2005	1,000	$ 40,000	$ 22,152	$ (38,392)	$ 23,760
Net income for the year ended December 31, 2006	-	-	-	148,695	1 48,695
Shareholder distributions	-	-	-	148,580	148,580
Balance – December 31, 2006	1,000	$ 40,000	$ 22,152	$ (38,277)	$ 23,875

See Notes to Financial Statements.

SISK INVESTMENT SERVICES, INC.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 148,695	$ 114,689
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	286	286
Increase (decrease) in accrued expenses	(153)	198
Net cash flows from operating activities	$ 148,828	$ 115,173
CASH FLOWS FROM INVESTING ACTIVITIES		
Withdrawal from (addition to) restricted cash accounts	$ (1,215)	$ 10,103
Distributions to shareholder	(148,580)	(129,691)
Net cash flows from investing activities	$ (149,795)	$ (119,588)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash flows from financing activities	$ -	$ -
Net increase (decrease) in cash and cash equivalents	$ (967)	$ (4,415)
Cash and cash equivalents, beginning (overdraft)	(2,101)	2,314
Cash and cash equivalents, ending (overdraft)	$ (3,068)	$ (2,101)
Presented in the accompanying balance sheets as:		
Cash and cash equivalents	$ 1,211	$ -
Bank overdraft	(4,279)	(2,101)
	$ (3,068)	$ (2,101)

See Notes to Financial Statements.

SISK INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations:

Sisk Investment Services, Inc., ("the Company") is a member firm of the National Association of Securities Dealers (NASD) and registered investment advisor, organized as a corporation. Securities transactions are executed either through a clearing broker or directly through mutual fund companies and insurance companies on variable products. The Company's revenues are derived from investment management fees, commissions earned on insurance products and from securities transactions executed on behalf of its customers, within and without the State of Louisiana. The Company is subject to regulation by the NASD, the Securities Exchange Commission (SEC) and state regulatory authorities in the various jurisdictions in which the Company operates.

Use of estimates:

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of accounting:

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Cash and cash equivalents:

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Restricted cash:

Cash placed in interest bearing accounts with the clearing broker is not available for general use, and has been classified separately as restricted cash. Such amounts are not deemed to be cash equivalents.

Property and equipment:

Property and equipment is stated at cost, with depreciation computed on the straight-line method over an estimated useful life of seven years. Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Note 2. Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method. A summary of the categories and their respective lives, cost and accumulated depreciation is as follows:

	December 31, 2006			
	Life	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	7	$ 4,867	$ 3,591	$ 1,276

	December 31, 2005			
	Life	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	7	$ 4,867	$ 3,305	$ 1,562

Note 3. Income Taxes

The Company has elected small business corporation status under Subchapter S of the Internal Revenue Code. Accordingly, the financial statements contain no provision for income taxes, as the Company's net income or loss is reported in the personal income tax return of the shareholder.

Note 4. Concentrations

Virtually all of the Company's revenues are derived from commissions earned on transactions initiated by the public retirement systems of the State of Louisiana.

Deposits with financial institutions at December 31, 2006 and 2005 did not exceed the applicable federal deposit insurance.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 and 2005, the Company had net capital of $22,599 and $22,198, which exceeded the required net capital by $17,599 and $17,198, respectively. The Company's aggregate indebtedness to net capital ratios were .2378 to 1 and .1509 to 1, respectively.

Note 6. Other Liability Information

As of December 31, 2006 and 2005, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended December 31, 2006 and 2005.

SUPPLEMENTARY INFORMATION



STAGNI & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

We have audited the financial statements of Sisk Investment Services, Inc., as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 13, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 10 through 13 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stagni & Company, LLC

February 13, 2007
Lafayette, Louisiana

207 LAFAYE AVENUE • THIBODAUX, LA 70301 (985) 447-7226
139 B JAMES COMEAUX RD. #812 • LAFAYETTE, LA 70508 (337) 408-0031
FIRMWIDE FAX (985) 446-3032
EMAIL: STAGNI@STAGNI.COM
MEMBERS: AICPA • LCPA

SISK INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2006

Part I

Total Assets		$ 29,250
Less: Total liabilities (exclusive of subordinated debt)		5,375
Net Worth (Total stockholders' equity)		$ 23,875
Additions to net worth		
Deferred tax provisions		$ -
Capital before deductions		$ 23,875
Deductions from and/or charges to Net Worth		
Total non-allowable assets	$ 1,276	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver - number of items ____________	-	
less reserves of $____________	-	
Aged short security differences - number of items _________	-	
Secured demand note deficiency	-	
Commodity futures contracts and sopt commodities (proprietary - capital	-	
charges)	-	
Other deductions and/or charges	-	
Total deductions from and charges to Net Worth		1,276
Net Capital before haircuts on securities positions		$ 22,599
Haircuts on securities:		
Contractual commitments	$ -	
Subordinated borrowings	-	
Trading and investment accounts:	-	
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Total haircuts on securities		-
Net Capital		$ 22,599

SISK INVESTMENT SERVICES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

December 31, 2006

Part II

Minimum net capital requirement		$ 5,000
Minimum net capital requirement of subsidiaries		-
Total net capital requirement		$ 5,000
Total A.I. liabilities from Statement of Financial Condition	$ 5,375	
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts includable in A. I.	-	
Deduct: Adjustment based on Special Reserve Bank Account	-	
Total aggregate indebtedness		$ 5,375
Ratio of aggregate indebtedness to net capital		23.78%
Excess net capital at 1500% (deficiency)		$ -
Excess net capital at 1000% (deficiency)		$ -
Net capital in excess of minimum requirements		$ 17,599
Equity as a percent of net worth		100%

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation	$ -	
- reporting broker or dealer	-	
Capital requirement(s) of consolidated subsidiaries:		
Subsidiaries electing alternative method	-	
Other subsidiaries	-	
Total net capital requirement		$ -
Excess net capital		$ -
Net capital in excess of		
6% of aggregate debit items		$ -
7% of aggregate debit items		$ -

SISK INVESTMENT SERVICES, INC.

STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

December 31, 2006

Sisk Investment Services, Inc., qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

SISK INVESTMENT SERVICES, INC.

STATEMENT REGARDING RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 WITH BROKER FILINGS

December 31, 2006

There was no difference regarding the computation of net capital under SEC Rule 15c3-1 as of December 31, 2006, as it appears in this report and the filing made by Sisk Investment Services, Inc. In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by Sisk Investment Services, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.



STAGNI & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

In planning and performing our audits of the financial statements of Sisk Investment Services, Inc., as of and for the years ended December 31, 2006 and 2005 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including procedures for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we do not express an opinion on the effectiveness of the internal control.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sisk Investment Services, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

207 LAFAYE AVENUE • THIBODAUX, LA 70301 (985) 447-7226
139 B JAMES COMEAUX RD. #812 • LAFAYETTE, LA 70508 (337) 408-0031
FIRMWIDE FAX (985) 446-3032
EMAIL: STAGNI@STAGNI.COM
MEMBERS: AICPA • LCPA

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal control. However, we noted no matters that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Stagni & Company, LLC

February 13, 2007
Lafayette, Louisiana

END